SECUR[illegible] N

05038508

BB 3/17 *

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-40213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AG BD LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue - 26th Floor
(No. and Street)

New York (City) New YOrk (State) 10167 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph R. Wekselblatt (212) 692-2296
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

3/22

PS 3/18

OATH OR AFFIRMATION

I, Joseph R. Wekselblatt, (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AG BD LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature
Joseph R. Wekselblatt
Chief Financial Officer
Title

Notary Public

George Fink
Notary Public, State of New York
No. 24-4987887
Qualified In Kings County
Commission Expires Oct. 21, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Member's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AG BD LLC

Statement of Financial Condition
December 31, 2004

AG BD LLC
Index
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Managing Member of
AG BD LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of AG BD LLC (the "Company") at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by the Managing Member on behalf of the Company, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

February 24, 2005

PricewaterhouseCoopers LLP

AG BD LLC
Statement of Financial Condition
December 31, 2004

Assets		
Receivable from broker	$	1,029,490
Commissions receivable		226,458
Total assets	$	1,255,948
Liabilities and Member's Capital		
Payable to Managing Member	$	144,098
Payable to broker		62,971
Accrued expenses and other liabilities		2,000
Total liabilities		209,069
Member's capital		1,046,879
Total liabilities and member's capital	$	1,255,948

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

AG BD LLC (the "Company"), a Delaware limited liability company, was organized on November 3, 2003 and commenced operations on January 1, 2004. The Company's managing member is Angelo, Gordon & Co., L.P. ("AG & Co."), a Delaware limited partnership, which transferred its brokerage operations to the Company, a new wholly-owned subsidiary of AG & Co. Following a continuance in AG & Co.'s membership to the Company, the Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company also executes transactions for customers on a fully disclosed basis through clearing brokers and is responsible for customer non-performance with regard thereto.

2. Significant Accounting Policies

Securities transactions and the related revenue and expenses are recorded on a trade-date basis. Commissions receivable and related expenses payable incurred on securities transactions are recorded on a trade-date basis.

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less when acquired. At December 31, 2004, the Company's cash and cash equivalents were held in the custody of its clearing broker and are included in the receivable from broker balance on the statement of financial condition.

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Since the Company is wholly owned by its Managing Member, the Company will be a disregarded entity for US tax purposes. The Managing Member and the owners of the Managing Member will be responsible for paying any tax on the earnings of the Company. The Company does not believe it is subject to taxation by any municipal, state or federal government, and no provision for those income taxes has been made.

3. Receivable from Broker

Receivable from broker represents monies on deposit with the Clearing Broker. The Company is subject to credit risk should the Clearing Broker be unable to pay the balances. Interest is earned on credit balances maintained at the Clearing Broker.

4. Net Capital Requirement

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule (the "Rule") adopted and administered by the Securities and Exchange Commission. The Company has elected to compute its net capital under the alternative method of the Rule, which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers

(Rule 15c3-3). At December 31, 2004, the Company had net capital of $1,046,879 which exceeded the minimum requirement of $250,000 by $796,879.

5. Related Party Transactions

In accordance with the expense agreement, the Company pays for floor brokerage fees, audit, legal fees and other expenses directly related to its securities transactions, which may be advanced by, and reimbursed to, the Managing Member. As of December 31, 2004, the payable to Managing represents floor brokerage fees paid on behalf of the Company by the Managing Member. During the year ended December 31, 2004, approximately $258,000 was paid to the Managing Member for amounts received by the Company that are owed to affiliated entities.

6. Commitments and Contingencies

The Company clears all of its securities transactions through the Clearing Broker on a fully disclosed basis. Under certain circumstances, pursuant to the terms of the agreements between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all applicable trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2004 and during the year then ended, the Company had no liability and made no payments to the Clearing Broker related to these guarantees. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the Clearing Broker and all counterparties with which it conducts business.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Managing Member of AG BD LLC

In planning and performing our audit of the financial statements and supplementary schedules of AG BD LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The Managing Member, on behalf of the Company, is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by the Managing Member, on behalf of the Company, are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be

expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide the Managing Member with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with the Managing Member's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Member, on behalf of the Company, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2005